SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Soleno Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

834203309

(CUSIP Number)

Kevin Dai

Vivo Capital LLC

192 Lytton Avenue

Palo Alto, CA 94301

Telephone: (650) 688-0818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2024

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Vivo Opportunity Fund Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 7,316,851(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 7,316,851(1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,316,851(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 22.5% (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	The shares of common stock, $0.001 par value (the “Common Stock”) of Soleno Therapeutics, Inc. (the “Issuer”) are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
(2)	The percent of class was calculated based upon 32,460,579 shares of Common Stock of the Issuer outstanding as of March 1, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2024.

(1)	Name of Reporting Persons: Vivo Opportunity, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 7,316,851(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 7,316,851(1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,316,851(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 22.5% (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	The shares of Common Stock of the Issuer are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
(2)	The percent of class was calculated based upon 32,460,579 shares of Common Stock of the Issuer outstanding as of March 1, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 7, 2024.

EXPLANATORY STATEMENT

This Amendment No. 2 (this “Amendment”) to the Statement on Schedule 13D originally filed by the Reporting Persons on June 1, 2023, as further amended in Amendment No. 1, filed by the Reporting Persons on October 11, 2023 (collectively, the “Prior 13Ds”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Soleno Therapeutics, Inc. (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior 13Ds. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior 13Ds.

ITEM 4. PURPOSE OF TRANSACTION

Vivo Opportunity Fund Holdings, L.P. sold 750,000 and 351,242 shares of Common Stock of the Issuer on April 29 and April 30, 2024, respectively. The aggregate number of shares of Common Stock sold by Opportunity Fund Holdings, L.P. on the two days is 1,101,242.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover pages and Item 4 of this Schedule 13D is incorporated by reference into this Item 5.

The percent of class was calculated based upon 32,460,579 shares of Common Stock of the Issuer outstanding as of March 1, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 7, 2024.

Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P., and may be deemed to beneficially own the shares of Common Stock held directly by Vivo Opportunity Fund Holdings, L.P.

(c) Except as described in Item 4 hereof, none of the Reporting Persons has effected any transaction of the Issuer’s Common Stock in the last 60 days.

(d) Not Applicable.

(e) Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 1, 2024

VIVO OPPORTUNITY FUND HOLDINGS, L.P,

By: Vivo Opportunity, LLC

/s/ Kevin Dai
Name:	Kevin Dai
Title:	Managing Member

VIVO OPPORTUNITY, LLC

/s/ Kevin Dai
Name:	Kevin Dai
Title:	Managing Member

5